Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 14, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Jeffrey Kauten
Kathleen Collins
Joyce Sweeney

Re:	JFrog Ltd.

Registration Statement on Form S-1

Registration Statement No. 333-248271

Ladies and Gentlemen:

On behalf of our client, JFrog Ltd. (“JFrog” or the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-248271) (the “Registration Statement”). This letter supplements the Company’s letters filed with the Commission on August 31, 2020 and September 4, 2020 (the “Prior Letters”) relating to the Registration Statement.

The Company supplementally advises the Staff that Amendment No. 2 to the Registration Statement, as filed with the Commission on the date hereof (the “Amendment No. 2”), reflects a preliminary price range of $39.00 to $41.00 per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $40.00 per share (the “Midpoint Price”). The Preliminary Price Range represents an increase from the estimated preliminary price range of $33.00 to $37.00 per share, as previously set forth in Amendment No. 1 to the Registration Statement, as filed with the Commission on September 8, 2020.

The Company further advises the Staff that it has re-assessed the fair value of the Company’s ordinary shares in connection with all equity awards granted subsequent to June 30, 2020 using a straight-line methodology from the June 2020 third party valuation (as described in the Prior Letters) through the Midpoint Price. Set forth below is a summary of the Company’s equity awards granted from June 30, 2020 to the date hereof, including the re-assessed fair value of the underlying ordinary shares for reference:

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK         PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

September 14, 2020

Event	Event Date	Number of Awards Granted	Exercise Price	Fair Value per Share for Financial Reporting
Third-party Valuation	June 30, 2020	—	—	$20.61
Third-party Valuation	July 29, 2020	—	—	$23.00
Option Grants	July 29, 2020	1,343,355	$23.00	$27.82
RSU Award	August 30, 2020	667,595	—	$35.77
Option Grants	September 3, 2020	160,000	$35.00	$36.77

The Company has revised the subsequent events footnote in Amendment No. 2 to reflect the estimated aggregate amount of share-based compensation expense for all equity awards granted subsequent to June 30, 2020.

* * * *

Please contact me at (650) 565-3765 or aspinner@wsgr.com, or my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

Enclosures

cc:	Shlomi Ben Haim, JFrog Ltd.

Jacob Shulman, JFrog Ltd.

Eyal Ben David, JFrog Ltd.

Jeffrey J. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Securities and Exchange Commission

September 14, 2020

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

Yair Nagar, Kost Forer Gabbay & Kasierer-Ernst & Young Israel